UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-50645
CUSIP NUMBER 88331E104

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

	For Period Ended:	March 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Bank Holdings
Full Name of Registrant

Former Name if Applicable

9990 Double R Boulevard
Address of Principal Executive Office (Street and Number)

Reno, Nevada 89521
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Bank Holdings (the “Company”) has determined it will be unable to file its Quarterly Report on Form 10-Q for the quarter ending March 31, 2010 by May 17, 2010, without unreasonable effort or expense.

This is because its subsidiary bank, Nevada Security Bank, was, during the quarter, in the midst of a regulatory examination encompassing the period covered by the quarterly report.  As the examiners required adjustments to elements of the Company’s financial statements as a result of their examination, the Company cannot complete the preparation of those financial statements, and its independent auditors may have to provide concurrence with any requested alterations.  Once final review and posting of the subsequent first quarter adjustments are complete, which is expected to occur during this week, the Company will be able to finalize its financial statements, and the completion of its Quarterly Report on Form 10-Q.  The Company expects to file its Quarterly Report on Form 10-Q on or prior to May 24, 2010.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jack Buchold	(775)	853-8600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operation for the quarter ended March 31, 2010 are still being finalized by management.  The Company anticipates that it will report a significant increase in nonperforming assets, primarily loans, and corresponding increase in its allowance for loan losses and drop in its Tier 1 leverage capital ratio for the quarter ended March 31, 2010 as compared to March 31, 2009.  The Company expects to report a net loss for the quarter.  The Company has previously reported in its most recently filed 10-K as well as other regulatory filings, that there is doubt about its ability to continue as a going concern absent the raising of additional capital.  This evaluation remains unchanged as of March 31, 2010.

Forward looking statements, by their nature, are subject to risks and uncertainties.  The statements contained in this document that are not historical facts are forward-looking statements based on management’s current expectations and beliefs concerning future developments and their potential effects on the Company.  Readers are cautioned not to unduly rely on forward-looking statements.  Actual results may differ from those projected.  Forward looking statements speak only as of  the date they were made.  The Company undertakes no obligation to publicly revise these forward looking statements to reflect subsequent events or circumstances that may occur after the date that forward looking statements are made.

The Bank Holdings

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 17, 2010	By	/s/ Jack Buchold
Jack Buchold, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).